A.C. Simmonds and Sons Inc.

3565 King Road

King City, Ontario, Canada L7B 1M3

January 21, 2015

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: Ms. Jennifer Thompson

100 F Street, N.E.

Washington, D.C. 20549

Re:

A.C. Simmonds and Sons Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 28, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 19, 2014

File Number 001-35802

Dear Ms. Thompson:

This letter is in response to the letter dated December 29, 2014 (the “Comment Letter”), from you on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned, Mr. John G. Simmonds, President and Chief Executive Officer of A.C. Simmonds and Sons Inc. (the “Company”, “we”, “us”, “our”) with respect to the above-referenced filings.

Each numbered paragraph herein corresponds to the same numbered paragraph in the Comment Letter.

1.

The Company is not an investment company, as defined in the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(a)(1) of the Investment Company Act provides the following definition of an investment company:

When used in this title, “investment company” means any issuer which (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Part (A) is inapplicable as the Company does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting, or trading in securities. The Company will use caution in all future filings to avoid giving such an impression. Part (B) is inapplicable because the Company does not engage or propose to engage in the business of issuing face-amount certificates of the installment type, and the Company has never had such a certificate outstanding. Part (C) is inapplicable for the reasons set forth below.

Section 3(a)(2) of the Investment Company Act states that in part that “As used in this section, ‘investment securities’ includes all securities except…. (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) of this section.” We note that the Company meets the requirements of Section 3(a)(2)(C), as all of the securities owned by the Company have been issued by majority-owned subsidiaries of the Company (these subsidiaries are wholly owned by the Company). The Company’s wholly-owned subsidiaries consist of Direct Reefer Services, RX100 Products Inc., Vertility Oil & Gas Corporation, Boulevard Entertainment Group and Goudas Food Products and Investments Limited (collectively, the “Subsidiaries”). None of the Subsidiaries are investment companies, and none of the Subsidiaries are relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c) of this section.

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January 21, 2015	Re: A.C. Simmonds and Sons Inc.

January 21, 2015 Re: A.C. Simmonds and Sons Inc.

The Company and its Subsidiaries are engaged in diverse activities, including international food, oil and gas, mold remediation, waste management, renewable energy, leisure and the entertainment industry; such activities, directly overseen by the undersigned and the other officers of the Company and its Subsidiaries, are not associated with the operation of an investment company. Please see below for a further description of the activities in which the Subsidiaries are presently engaged. Section 3(b) of the Investment Company Act states in part that “Notwithstanding paragraph (1)(C) of subsection (a) of this section, none of the following persons is an investment company within the meaning of this subchapter: (1) Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” To date, the Company has either started businesses or purchased all of the shares of existing businesses; we have done no trading in securities.

We draw the Commission’s attention to The Energy Group Inc., SEC No-Action Letter (Dec. 13, 1972), permitting an issuer to rely upon Section 3(b)(1) of the Investment Company Act when its primary engagement had been operating several seemingly unrelated businesses, including owning oil, gas and other mineral royalties and leases and fractional interests thereon and providing investment banking services. The Company shares with the subject of such No-Action Letter a willingness to own and manage more than one subsidiary. While the Company has chosen to diversify its business activities, we note that the Company, as the sole owner of each Subsidiary, is unlikely to engage in the trading of securities of its Subsidiaries in a manner giving rise to the concerns that led to the enactment of the Investment Company Act. The Company’s goal is to strive to be a long-term sole owner and manager of its various business ventures.

2.

The following provides a brief description of each Subsidiary and the Company’s future plans for the management of the Subsidiaries.

Direct Reefer Services

Direct Reefer Services is a frozen and dry food transportation business that provides transportation, distribution and logistical solutions to food companies. Direct Reefer owns and operates refrigeration and temperature controlled fleet of eighteen fifty-three foot trailer and fifteen power units. Direct Reefer rents a 15,000 square foot cross-stock facility manned by clerical staff, dispatchers and dock workers. The Company intends for Direct Reefer to provide services to the Company’s food division.

Rx100 Products Inc.

On April 16, 2014, the Company entered into a master license agreement (the “License Agreement”) with Rx100 Products Inc. (“Rx100”), a corporation incorporated under the laws of the Province of Ontario, and Donald Meade, President of Rx100. Pursuant to the License Agreement, the Company acquired an exclusive perpetual worldwide license to produce, market and sell the mold remediation products and patented formulas owned by Rx100. Over the last year, distribution agreements have been signed in the Caribbean, Mexico and Europe. We are currently working on similar arrangements in the Middle East.

Vertility Oil & Gas Corporation

Vertility Oil & Gas is a start-up business whose current business plan is to secure contracts in the Middle East oil and gas industry with a specific focus on opportunities in Iraq.  Vertility Oil & Gas intends to provide services including procuring equipment, products and services and engaging in projects in the upstream, midstream and downstream sectors. Vertility Oil & Gas is also in advanced negotiations with a number of different companies in the Middle East to bid on contracts by way of a partnership or joint venture. Vertility Oil & Gas is marketing our “Oilstic” product using similar distribution channels to those which have been created with the RX100 product line.

Boulevard Entertainment Group

The Company’s initial business activity was focused on producing and developing scripts, screenplays and related content for television and film production industries. The Company’s subsidiary Boulevard Entertainment Group has fully completed nine scripts and is currently developing several other film scripts. The Company has put together a team to identify opportunities in film and television for development, production and international distribution and sales. Boulevard Entertainment Group has undertaken its first project as an executive producer of the film Against the Wild 2: Survive the Serengeti. Production is set to start in South Africa in February 2015.

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Goudas Food Products and Investments Limited

Goudas Food Products and Investments Limited was deconsolidated on September 16, 2014 as a result of bankruptcy proceedings.

Overview of the Company’s Management of Subsidiaries

Each of the Subsidiaries shares certain functions and the services of several members of the Company’s corporate team. These include a shared Senior Vice President of Sales, Chief Financial Officer and Director of Corporate Finance for all of the Subsidiaries. Certain other support staff members, including the Company’s accounting staff, also oversee the operations of all of the Subsidiaries on a day-to-day basis. For each of the Subsidiaries, the Company’s corporate team is responsible for establishing and implementing policies and procedures, analyzing the results of the operations of such Subsidiary, establishing targets and working with each Subsidiary to develop forecasts and business plans, directing and coordinating the business affairs of all Subsidiaries.

The Company’s corporate team will continue to evaluate the needs of each Subsidiary to facilitate growth and efficiency, pursue organic sales growth and new customer opportunities, and leverage synergies within the organization. The Company is currently working to further the shared corporate services of the Subsidiaries and to further centralize overlapping functions and positions and to implement strategic solutions to maximize shareholder value. Decisions regarding the future of the Company’s hiring of staff and other expansion will reflect the goal of greater integration of the Subsidiaries.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments and advice of the Commission staff to the undersigned via email at jgs@acsimmondsandsons.com with a copy to our counsel, Mr. Travis L. Gering at travis.gering@wg-law.com.

Respectfully,

/s/ John G. Simmonds

John G. Simmonds

President and Chief Executive Officer

A.C. Simmonds and Sons Inc.

cc:    Wuersch & Gering LLP
        Attention: Travis L. Gering, Esq.